June 5, 2025

Christian Sedor
Chief Accounting Officer
Arhaus, Inc.
51 E. Hines Hill Road
Boston Heights OH 44236

       Re: Arhaus, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2024
           File No. 001-41009
Dear Christian Sedor:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services